EXHIBIT 12
PILGRIM’S PRIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES

	Six Months Ended
	March 29, 2008	March 31, 2007
Earnings (loss):	(In thousands, except ratios)
Loss from continuing operations before income taxes	$(201,769)	$(74,795)
Add: Total fixed charges	69,557	59,285
Less: Interest capitalized	3,220	2,500

Total earnings	$(135,432)	$(18,010)

Fixed charges:
Interest expense	$67,008	$52,416
Portion of rental expense representative of the interest factor	2,549	6,869

Total fixed charges	$69,557	$59,285

Ratio of earnings to fixed charges	(a)	(b)

(a)  Earnings were insufficient to cover fixed charges by $204,989.

(b)  Earnings were insufficient to cover fixed charges by $77,295.